CONDENSED CONSOLIDATED INTERIM
 FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2015

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2015	2014

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$132,891	$123,608
Total non-current assets		132,891	123,608

Current assets
Available-for-sale financial assets	4	167	287
Amounts receivable and prepaid expenses	5	523	962
Restricted cash	6 (b)	1,233	1,206
Cash and cash equivalents	6 (a)	814	9,447
Total current assets		2,737	11,902

Total Assets		$135,628	$135,510

EQUITY

Capital and reserves
Share capital	7	$399,888	$389,227
Reserves		86,344	84,031
Deficit		(357,319)	(345,295)
Total Equity		128,913	127,963

LIABILITIES

Non-current liabilities
Deferred income taxes		–	1,514
Total non-current liabilities		–	1,514

Current liabilities
Payable to a related party	8 (b)	275	383
Trade and other payables	9	6,440	5,650
Total current liabilities		6,715	6,033

Total Liabilities		6,715	7,547

Total Equity and Liabilities		$135,628	$135,510

Continuance of Operations (note 1)
Commitments (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30			Six months ended June 30
		2015	2014		2015	2014
	Notes		(note 2	(b))		(note 2	(b))

Expenses
Exploration and evaluation expenses	11	$1,484	$2,952		$3,558	$6,980
General and administrative expenses	11	1,567	2,150		3,383	4,820
Legal, accounting and audit		2,922	1,281		6,170	1,436
Share-based compensation	7 (c)	41	699		401	2,798
Loss from operating activities		6,014	7,082		13,512	16,034
Foreign exchange loss (gain)		23	(55)		107	(285)
Interest income		(63)	(48)		(81)	(289)
Loss before tax		5,974	6,979		13,538	15,460
Deferred income tax recovery		(196)	(108)		(1,514)	(126)
Loss for the period		$5,778	$6,871		$12,024	$15,334

Other comprehensive loss (income)
Items that may be reclassified subsequently to loss
Foreign exchange translation loss (gain)	7 (d)	1,864	4,164		(9,318)	(239)
Decrease in fair value of available-for-sale financial assets	4	28	–		120	–
Other comprehensive loss (income) for the period		$1,892	$4,164		$(9,198)	$(239)

Total comprehensive loss for the period		$7,670	$11,035		$2,826	$15,095

Basic and diluted loss per common share	10	$0.04	$0.07		$0.09	$0.16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2015	2014

Cash flows from operating activities
Loss for the period		$(12,024)	$(15,334)
Adjustments for items not affecting cash or operating activities:
Depreciation		131	143
Deferred income tax recovery		(1,514)	(126)
Foreign exchange loss (gain)		104	(301)
Interest received on cash held		(81)	(156)
Interest receivable on loan prior to settlement		–	(133)
Loss on disposal of plant and equipment		5	59
Share-based compensation		401	2,798
Changes in non-cash working capital items
Restricted cash	6 (b)	61	12
Amounts receivable and prepaid expenses		448	–
Trade and other payables		550	(178)
Payable to related party		(108)	(243)

Net cash used in operating activities		(12,027)	(13,459)

Cash flows from investing activities
Acquisition of plant and equipment	3	(28)	–
Disposal of equipment	3	70	–
Interest received on cash held		81	156
Net cash from investing activities		123	156

Cash flows from financing activity
Special Warrants issued, net of issuance costs	7 (b)	3,375	–
Net cash from financing activity		3,375	–

Net decrease in cash and cash equivalents		(8,529)	(13,303)
Effect of exchange rate fluctuations on cash held		(104)	69
Cash and cash equivalents at beginning of the period		9,447	25,795

Cash and cash equivalents at end of the period	6 (a)	$814	$12,561

Non-cash investing and financing activities:
The Company converted Special Warrants on a one-for-one basis into common shares at no additional cost to holder (note 7(b))
The Group received title to mineral claims in settlement of a loan receivable in 2014 (note 3)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for number of shares)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			share-based	translation	Investment	Special
	Number of		payments	reserve	revaluation	Warrants
	shares	Amount	reserve	(note 7(d))	reserve	(note 7(b))	Deficit	Total equity

Balance at January 1, 2014	95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928
Share-based compensation	–	–	2,798	–	–	–	–	2,798
Loss for the period	–	–	–	–	–	–	(15,334)	(15,334)
Other comprehensive income for the period	–	–	–	239	–	–	–	239
Total comprehensive loss								(15,095)

Balance at June 30, 2014	95,009,864	$389,227	$54,215	$7,473	$(2)	$–	$(329,282)	$121,631

Balance at January 1, 2015	95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963
Conversion of Special Warrants into common shares	25,684,721	10,661	–	–	–	(10,661)	–	–
Special Warrants issued, net of transaction costs	–	–	–	–	–	3,375	–	3,375
Share-based compensation	–	–	401	–	–	–	–	401
Loss for the period	–	–	–	–	–	–	(12,024)	(12,024)
Other comprehensive income (loss) for the period	–	–	–	9,318	(120)	–	–	9,198
Total comprehensive loss								(2,826)

Balance at June 30, 2015	120,694,585	$399,888	$55,695	$26,497	$(114)	$4,266	$(357,319)	$128,913

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended June 30, 2015, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group operates in a single and geographical reportable operating segment which is the acquisition, exploration and development of its core mineral property interest, the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations, and the underlying value and recoverability of the amounts shown for the Group’s mineral property interest, are entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at June 30, 2015, the Group had 0.8 million in cash and cash equivalents for its operating requirements. After the reporting period, on August 10, 2015, the Group announced that it intends to raise up to $20.0 million through a combination of an equity financing of $10-$15 million through the issuance of Special Warrants and an acquisition of an inactive TSX Venture listed entity whose primary asset is cash of $4.7 million (note 13). The Group has prioritized the allocation of these funds to meet key corporate and Pebble Project expenditure requirements in the near term and additional financing will be required in order to progress material expenditures at the Pebble Project in 2016. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. Management has concluded that going concern is appropriate in the presentation of these Financial Statements due to the anticipated financing discussed above.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company has appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process, violated FACA. In June 2015, in a U.S. federal court decision, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case will move forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act. The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2014, which were filed. Accordingly, accounting policies applied other than as noted in (e) below are the same as those applied in the Group’s annual financial statements. These Financial Statements were authorized for issue by the Audit and Risk Committee of the Board of Directors on August 13, 2015.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

Comparative information in the statement of loss and comprehensive loss has been reclassified to separately reflect legal, accounting and audit expenditures, which line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. There is no impact of the expense reclassification on loss and comprehensive loss for the period or basic and diluted loss per share. Statements of financial position, cash flows and changes in equity are not affected.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries and entities controlled by the Company and its subsidiaries listed below:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Place of
Name of Subsidiary	Incorporation	Principal Activity	Ownership
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.[1]	Canada	Holding Company. Wholly- owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership ("PLP") and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Wholly- owned subsidiary of PLP.	100% (indirect)
Pebble East Claims Corporation [3]	Alaska, USA	Holding Company. Wholly- owned subsidiary of PLP.	100% (indirect)
U5 Resources Inc.[4]	Nevada, USA	Holding Company. Wholly- owned subsidiary of the Company.	100%

Notes to the table above:

1.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Holds certain of the Pebble Project claims.
3.

Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims. In January 2015, two of the Company’s wholly-owned subsidiaries, Kaskanak Inc. and its wholly-owned parent, Kaskanak Copper LLC, were merged with Pebble East Claims Corporation, with the latter surviving the merger.

4.	Holds certain mineral claims located north of the Pebble Project claims.

(d)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2014.

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

As of January 1, 2015 the Group has not adopted any new amendments, interpretations, revised and new standards.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2018

IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. In May 2015, the IASB issued an exposure draft for comments on the proposal to defer the effective date of IFRS 15 by one year. On July 22, 2015, following a public consultation, the IASB confirmed the one year deferral.

The Group anticipates that the adoption of IFRS 15 is unlikely to have a material impact on its financial statements given the extent of revenue from contracts with customers in the ordinary course of business.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2015	Mineral property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions	–	28	28
Disposals	–	(151)	(151)
Ending balance	$112,541	$1,032	$113,573

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the period	–	(131)	(131)
Reversal of accumulated depreciation on disposal	–	76	76
Ending balance	$–	$(333)	$(333)

Foreign currency translation difference	19,484	167	19,651

Net carrying value – Ending balance	$132,025	$866	$132,891

Year ended December 31, 2014	Mineral property		Plant and		Total
	interest		equipment
Cost
Beginning balance	$106,697		$1,222		$107,919
Additions (1)	5,844		–		5,844
Disposals	–		(67)		(67)
Ending balance	$112,541		$1,155		$113,696

Accumulated depreciation
Beginning balance	$–		$–		$–
Charge for the period	–		(282)		(282)
Eliminated on disposal	–		4		4
Ending balance	$–		$(278)		$(278)

Foreign currency translation difference	$10,095	$		$
			95		10,190

Net carrying value – Ending balance	$122,636		$972		$123,608

(1)

Additions to mineral property interest represent the transfer to the Group of a 100% interest in certain mineral claims located north and north west of the Pebble Project in settlement of a loan to a third party.

The Group’s mineral property represents the Pebble Project and adjacent mineral claims, located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights relating to the Pebble Project were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. Until December 2013, the Pebble Partnership was under joint control and funded by the Group`s partner who provided approximately $595 million (US$573 million) in funding. The Group reacquired a 100% interest in the Pebble Partnership and control of the Pebble Project in December 2013.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies.

	June 30		December 31
	2015		2014
		$
Marketable securities	$167		287

The Group has determined the fair value of the marketable securities that comprise its available-for-sale financial assets using their quoted market prices, which are level 1 inputs in the fair value hierarchy.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30		December 31
	2015		2014
		$
Sales tax receivable	$56		70
Amounts receivable	194		143
Prepaid expenses	273		749
		$
Total	$523		962

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

		June 30		December 31
		2015		2014
	$		$
Business and savings accounts		814		9,130
Guaranteed investment certificates		–		317
	$		$
Total		814		9,447

(b)	Restricted Cash

At June 30, 2015, restricted cash in the amount of $1,233 (December 31, 2014 – $1,206) was held by the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken when it was subject to joint control. This cash is not available for general use by the Group. The Group has a current obligation (note 9) to refund to Anglo American any unutilized balance upon the earlier of (i) 60 days from the date of completion of demobilization and (ii) December 31, 2015.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2015, the Company’s authorized share capital comprised an unlimited (2014 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Special Warrants

In December 2014, the Company initiated a private placement financing (the “Private Placement”) of 35,962,735 share purchase warrants (the "Special Warrants") at a price of $0.431 per Special Warrant for gross proceeds of approximately $15,500, of which $11,905 was received in December 2014 and $3,595 was received in January 2015. The Group incurred a total of $573 in advisory, finders, regulatory, and legal fees on the Private Placement, of which $353 was incurred in December 2014 and $220 in the period ended June 30, 2015.

Continuity of Special Warrants	Number
Balance at January 1, 2015	27,622,642
Issued January 2, 2015	1,160,093
Issued January 12, 2015	7,180,000
Conversion into the Company’s common shares on a one–for–one basis	(25,684,721)
Balance at June 30, 2015 (i)	10,278,014

(i)	On July 3, 2015, these outstanding Special Warrants were converted into an equivalent number of common shares in the Company.

Each Special Warrant was convertible, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date. Of the total number of Special Warrants converted as of June 30, 2015, 15,741,132 were converted during the three month period ended June 30, 2015.

The Special Warrants did not confer on their holders any right as a shareholder of the Company, including but not limited to any right to vote at any meeting of shareholders or any other proceedings of the Company, other than meetings by holders of Special Warrants, or any right to receive any dividend or other distribution.

(c)	Share Purchase Option Compensation Plan

The following reconciles share purchase options ("Options") outstanding for the six months ended June 30, 2015 and 2014:

	2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of Options	Options	($/Option)	Options	($/Option)
Balance at beginning of period	7,687,000	1.95	3,735,700	4.13
Granted	–	–	5,675,100	1.59
Expired	(1,241,800)	3.00	(1,839,600)	5.12
Forfeited	(202,500)	2.43	(2,600)	1.77
Balance at end of period	6,242,700	1.72	7,568,600	1.99

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

For the Options granted during the six month period ended on June 30, 2014, the weighted average fair value was estimated at $0.77 per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions
Risk-free interest rate	1.53%
Expected life	4.55 years
Expected volatility	68%
Grant date share price	$1.47
Expected dividend yield	Nil

The following table summarizes information about Options outstanding at June 30, 2015:

	Options outstanding			Options exercisable
			Weighted		Weighted	Weighted
		Weighted	average			average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
prices	Options	price	life	Options	price	life
($)	outstanding	($/Option)	(years)	exercisable	($/Option)	(years)
0.72	200,000	0.72	4.21	66,667	0.72	4.21
0.89	1,180,500	0.89	3.70	745,166	0.89	3.72
1.77	4,360,200	1.77	3.16	4,360,200	1.77	3.16
3.00	475,000	3.00	2.00	475,000	3.00	2.00
15.44	27,000	15.44	0.71	27,000	15.44	0.71
	6,242,700	1.72	3.20	5,674,033	1.81	3.14

(d)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results and net assets of two of the Company’s subsidiaries – the Pebble Partnership and U5 Resources Inc. – from their functional currency (US dollar), to the Group’s reporting currency (Canadian dollar).

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details of transactions and balance with other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development, Vice President ("VP") Corporate Communications, VP, Engineering, VP, Public Affairs, Pebble Partnership Chief Executive Officer and VP, Public Affairs and Pebble Mines Corp. Chairman, for the three and six months ended June 30, 2015 and 2014 was as follows:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months ended June 30,		Six months ended June 30,
Compensation	2015	2014	2015	2014
Short-term employee benefits (i)	$1,338	$1,011	$1,946	$2,004
Share-based compensation	33	512	299	1,999
Total	$1,371	$1,523	$2,245	$4,003

(i)

Short-term employee benefits include salaries, directors’ fees and amounts paid to HDSI (see (b)(i)) for services provided to the Group by certain HDSI personnel who serve as executive directors and officers for the Group.

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties for the three and six months ended June 30, 2015 and 2014 were as follows:

	Three months ended June 30,		Six months ended June 30,
Transactions	2015	2014	2015		2014
Entity with significant influence (i)
				$
Services rendered to the Group	$972	$1,252	$2,110		2,696
Reimbursement of third party expenses incurred on behalf of the Group	140	162	138		460
				$
Total paid by the Group	$1,112	$1,414	$2,248		3,156

	June 30	December 31
Balances payable to related parties	2015	2014
Entity with significant influence over the Group (i)	$275	$383
Total	$275	$383

(i)

Hunter Dickinson Services Inc. ("HDSI"), a private company, provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre- payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

9.	TRADE AND OTHER PAYABLES

	June 30	December 31
Falling due within the year	2015	2014
Trade	$5,207	$4,444
Other (note 6(b))	1,233	1,206
Total	$6,440	$5,650

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following for the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Loss attributable to common shareholders	$5,778	$6,871	$12,024	$15,334
Weighted average number of common shares outstanding and common share equivalents (000s)	130,973	95,010	130,529	95,010

Due to their mandatory conversion requirements with no additional payments, Special Warrants (note 7(b)) are included in the calculation of basic loss per share. Diluted loss per share does not include the effect of all share purchase options outstanding as they are anti-dilutive.

11.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses for the three and six months ended June 30, 2015 and 2014 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Exploration and evaluation expenses	$901	$1,297	$1,408	$2,775
General and administration expenses	1,215	1,272	2,592	2,688
Share-based compensation	41	699	401	2,798
Total	$2,157	$3,268	$4,401	$8,261

12.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of June 30, 2015:

		2015
		(After June 30)			2016			Total
		(000s	)		(000s	)		(000s	)
Anchorage office lease (i)	US$	240		US$	407		US$	647
Anchorage communication lease (ii)		12			–			12
Pebble Project site lease (iii)		48			32			80
Total	US$	300		US$	439		US$	739
Total in Canadian dollars (iv)		$375			$548			$923

(i)	Original term of 5 years expires on October 31, 2016.
(ii)	Lease term expires on July 31, 2015.
(iii)	Lease for hanger at site, expires on May 1, 2016.
(iv)	Converted at closing rate of $1.2490/US$ on June30, 2015, as per Bank of Canada.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent of approximately US$218,000 ($273). The term of the sub-lease expires on October 31, 2016.

(b)	Property Rentals

State rentals for the Pebble Project and adjacent claims in the amount of US$990,390 ($1,237) are payable in November 2015.

(c)	Other

As a result of a recent ruling from the Alaska Supreme Court ("Court"), in which the Court in the appeal case reversed a decision of a lower court and remanded the case back to the lower court, the Group, through the Pebble Partnership, has a contingent liability for its share of the award of attorneys' fees and other amounts that the lower court may impose. The Group is unable to estimate reliably the total amount of these costs.

13.	EVENTS AFTER THE REPORTING PERIOD

On August 10, 2015, the Company announced that it intended to raise up to $20 million through (a) the issuance of $10–$15 million worth of Special Warrants, exercisable into the Company’s common shares at a price of $0.399 per Special Warrant, and (b) the acquisition of 100% of Cannon Point Resources Ltd. ("Cannon Point"), a TSX Venture Exchange listed entity, whose primary asset is cash of $4.7 million, through the issuance of approximately 12.9 million common shares of the Company.

Issuance of the Special Warrants is subject to the filing of a prospectus in applicable Canadian provinces, and a registration statement in the United States.

The acquisition of Cannon Point is conditional upon at least $10 million being raised in the Special Warrant offering, and is subject to the preparation of definitive agreements, and a 2/3 majority vote of Cannon Point shareholders. Cannon Point has agreed to provide a secured credit facility available to the Group, bearing interest at 15% per annum prepaid in six month periods. The amounts borrowed are to be repayable 180 days after termination if the acquisition of Cannon Point does not proceed.

Both the Special Warrant offering and the acquisition of Cannon Point are subject to customary regulatory and judicial approvals.